UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

1 Temasek Avenue

#10-02 Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K includes (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2023 and 2022 and (2) the unaudited interim condensed consolidated financial statements and related notes of Grindrod Shipping Holdings Ltd. for the six months ended June 30, 2023.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of Grindrod Shipping Holdings Ltd. (Registration Number 333-263494).

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenue and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below and in our other filings with the SEC. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by us at the time these statements were made. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	our future operating or financial results;

•	the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region;

•	the effects of a pandemic on our operations and the demand and trading patterns for the drybulk market, and the duration of these effects;

•	cyclicality of the drybulk market, including general drybulk shipping market conditions and trends, including fluctuations in charter hire rates and vessel values;

•	changes in supply and demand in the drybulk shipping industry, including the market for our vessels;

•	changes in the value of our vessels;

•	changes in our business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	competition within the drybulk industry;

•	seasonal fluctuations within the drybulk industry;

•	our ability to employ our vessels in the spot market and our ability to enter into time charters after our current charters expire;

•	general economic conditions and conditions in the oil and coal industries;

•	our ability to satisfy the technical, health, safety and compliance standards of our customers;

•	the failure of counterparties to our contracts to fully perform their obligations with us;

•	our ability to execute our growth strategy;

•	international political conditions, including additional tariffs imposed by China and the United States;

•	potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events;

•	vessel breakdowns;

•	corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate, including the recent conflicts between Russia and Ukraine and the tensions between China and Taiwan;

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•	fluctuations in interest rates and foreign exchange rates;

•	changes in the costs associated with owning and operating our vessels;

•	changes in, and our compliance with, governmental, tax, environmental, health and safety regulations, including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels;

•	potential liability from pending or future litigation;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	the continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels;

•	our dependence on key personnel;

•	our expectations regarding the availability of vessel acquisitions and our ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory;

•	adequacy of our insurance coverage;

•	effects of new technological innovation and advances in vessel design; and

•	the other factors set out in “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”) filed with the Securities and Exchange Commission (“SEC”) on March 23, 2023.

We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Report on Form 6-K or to reflect the occurrence of unanticipated events except as required by law.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following management’s discussion and analysis of financial condition and results of operations together with our unaudited interim condensed consolidated financial statements, including the notes, and the other financial information appearing elsewhere in this Report on Form 6-K, and with our audited consolidated financial statements appearing in our 2022 Annual Report filed with the SEC. Certain information contained in this discussion and analysis and elsewhere in this Report on Form 6-K includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements” in this Report on Form 6-K and in “Item 3. Key Information—Risk Factors” of the 2022 Annual Report filed with the SEC for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Report on Form 6-K.

In this Report on Form 6-K, unless otherwise indicated, all references to “we”, “us,”, “Group”, “our”, “Company” and “Grindrod Shipping” refer to Grindrod Shipping Holdings Ltd. and its subsidiaries.

Overview

We are an international shipping company that owns, charters-in and operates a fleet of drybulk carriers. Our owned vessels are held in wholly owned subsidiaries but historically we owned some of our vessels in a consolidated joint venture arrangement. We operate in the drybulk carriers business, which is further divided into handysize, supramax/ultramax, and other operating segments. Activities that do not relate to these business segments are accumulated in an ‘‘unallocated’’ segment.

Our handysize and supramax/ultramax operating fleet consists of 21 owned vessels and 8 long-term chartered-in vessels. We have 14 handysize drybulk carriers and 15 supramax/ultramax drybulk carriers in our operating fleet with sizes ranging from 28,240 dwt to 64,230 dwt. Our drybulk carriers transport a broad range of major and minor bulk and breakbulk commodities, including ores, coal, grains, forestry products, steel products and fertilizers, along worldwide shipping routes, and are currently employed in pools of similarly sized vessels or in the spot market or under contracts of affreightment (“COAs”).

The last owned medium range tanker that was 50,140 dwt in size, was sold on June 1, 2022. The tanker was employed under a bareboat charter and carried petroleum products, which included both clean products, such as petrol, diesel, jet fuel and naptha, and dirty products, such as heavy fuel oil.

Recent Developments

Exercise of options

On July 11, 2023, we exercised the option to extend the firm charter-in period of the 2016-built supramax bulk carrier IVS Windsor for 12 months.

On July 17, 2023, we exercised the option to extend the firm charter-in period of the 2014-built supramax bulk carrier IVS Naruo for 12 months.

Sale of vessels

On August 4, 2023, we delivered the 2011-built handysize bulk carrier, IVS Orchard, to her new owners.

On August 24, 2023, we entered into an en-bloc deal to sell the 2015-built ultramax bulk carrier, IVS Bosch Hoek, and the 2016-built ultramax bulk carrier, IVS Hayakita for $46.5 million (before costs) with delivery to the new owner planned on or about September 30, 2023.

We can provide no assurances that the delivery of above vessels will take place by that time or at all.

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Capital expenditure

On July 18, 2023, we entered into a contract to purchase the 2024-built handysize bulk carrier newbuilding for a price of $33.8 million (before costs) from Good Viscount (MI) Ltd (a wholly owned subsidiary of our parent company Taylor Maritime Investments Limited (“TMI”). The acquisition, which is at an agreed price consistent with two independent broker valuations obtained in connection with the transaction, was unanimously approved by the disinterested members of the Board.

On July 24, 2023, we entered into a contract to purchase the 2011-built handysize bulk carrier, Steady Sarah, for a price of $15.0 million (before costs) from Billy (MI) Ltd (a wholly owned subsidiary of our parent company TMI). The acquisition, which is at an agreed price consistent with three independent broker valuations obtained in connection with the transaction, was unanimously approved by the disinterested members of the Board. We took delivery of the handysize bulk carrier on July 28, 2023.

Capital reduction

On July 13, 2023, we announced an EGM to be held on August 10, 2023 to propose a capital reduction which would result in a total cash distribution up to a maximum of $45.0 million On August 10, 2023, shareholder approval was obtained at the EGM. The “Record Date” shall mean such times and dates as many be determined by the Directors in their absolute discretion and is tentatively set as October 20, 2023, at and on which the Register of Members will be closed for the purpose of determining the entitlements of Shareholders to the cash distribution. As of August 10, 2023, there were 19,472,008 common shares of the Company outstanding. The Company does not intend to declare any further dividends for 2023 in light of the cash distribution.

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The following table sets forth certain summary information regarding our fleet as of the date of this Report on Form 6-K (except as otherwise indicated):

Drybulk Carriers — Owned Fleet (21 Vessels)

Vessel Name	Built	Country of Build	DWT	Type of Employment
Handysize – Eco
IVS Tembe	2016	Japan	37,740	IVS Commercial(1)
IVS Sunbird	2015	Japan	33,400	IVS Handysize Pool
IVS Thanda	2015	Japan	37,720	IVS Commercial(1)
IVS Phinda	2014	Japan	37,720	IVS Commercial(1)
IVS Sparrowhawk	2014	Japan	33,420	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	IVS Handysize Pool
IVS Raffles	2013	China	32,050	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	IVS Handysize Pool
IVS Kinglet(2)	2011	Japan	33,130	IVS Handysize Pool
IVS Magpie(2)	2011	Japan	28,240	IVS Handysize Pool
IVS Knot(2)	2010	Japan	33,140	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	IVS Handysize Pool
Steady Sarah	2011	Japan	38,468	IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	IVS Supramax Pool
IVS Phoenix(2)	2019	Japan	61,470	IVS Supramax Pool
IVS Swinley Forest	2017	Japan	60,490	IVS Supramax Pool
IVS Gleneagles	2016	Japan	58,070	IVS Supramax Pool
IVS North Berwick	2016	Japan	60,480	IVS Supramax Pool
IVS Bosch Hoek(3)	2015	Japan	60,270	IVS Supramax Pool
IVS Wentworth	2015	Japan	58,090	IVS Supramax Pool

Drybulk Carriers — Long-Term Charter-In Fleet (8 Vessels)

Vessel Name	Built	Country of Build	DWT	Charter-in Period (4)		Purchase Option Price (Millions)	Type of Employment
Handysize – Eco
IVS Kestrel(5)	2014	Japan	32,770	2023-24		$-	IVS Handysize Pool
Supramax/Ultramax – Eco
Aries Karin(6)	2021	Japan	64,230	2024-25		$-	IVS Supramax Pool
IVS Atsugi(7)	2020	Japan	62,660	2023-24		$25.2	IVS Supramax Pool
IVS Pebble Beach(8)	2020	Japan	62,660	2023-24		$25.2	IVS Supramax Pool
IVS Hayakita(9)	2016	Japan	60,400	2023-26	$	~21.2	IVS Supramax Pool
IVS Windsor(10)	2016	Japan	60,280	2023-26		$-	IVS Supramax Pool
IVS Crimson Creek(11)	2014	Japan	57,950	2023		$-	IVS Supramax Pool
IVS Naruo(12)	2014	Japan	60,030	2023-24	$	~12.4	IVS Supramax Pool

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(1)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.

(2)	IVS Knot, IVS Kinglet, IVS Magpie and IVS Phoenix have each undergone separate financing arrangements in which we sold these vessels but retained the right to control the use of these vessels for a period up to 2030, 2031, 2031 and 2036, respectively, and we have an option to acquire IVS Knot, IVS Kinglet and IVS Magpie commencing in 2021 and IVS Phoenix in 2023. We regard the vessels as owned since we have retained the right to control the use of the vessels.

(3)	IVS Bosch Hoek has been contracted for sale and is planned to deliver to the new owners on or about September 30, 2023.

(4)	Expiration date range represents the earliest and latest re-delivery periods due to extension options.

(5)	Chartered-in until Q2 2024 with two one-year options to extend.

(6)	Chartered-in until Q4 2024 with one-year option to extend.

(7)	Chartered-in until Q4 2023 with one-year option to extend. The purchase option is exercisable beginning in Q4 2022 and any time thereafter to expiry date, subject to contract terms and conditions. The purchase option price reduces with a linear depreciation of $1.0 million per year or prorate.

(8)	Chartered-in until Q3 2023 with one-year option to extend. The purchase option is exercisable beginning in Q3 2022 and any time thereafter to expiry date, subject to contract terms and conditions. The purchase option price reduces with a linear depreciation of $1.0 million per year or prorate.

(9)	Chartered-in until Q3 2023. The purchase option has been exercised on May 25, 2023 and the IVS Hayakita has been contracted for sale and is planned to deliver to new owners on or about September 28, 2023. The Japanese Yen component has been converted at a rate of 138 to $1 and excludes estimated 50/50 profit sharing with vessel owner.

(10)	Chartered-in until Q3 2024 with one one-year option and one nine-month option to extend.

(11)	Chartered-in for a period of 9 to 14 months commencing March 11, 2023.

(12)	Chartered-in until Q4 2024. The purchase option is exercisable at any time prior to expiry date, subject to contract terms and conditions. The option includes an estimated Japanese Yen denominated component which has been converted at a rate of 145 Yen to $1.

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Components of Our Operating Results

Revenue.    Revenue includes vessel revenue, ship sale revenue, and other revenue. Vessel revenue consists of charter hire revenue and freight revenue. Charter hire revenue primarily relates to time charter contracts and freight revenue primarily relates to voyage charter contracts and historically in pool distributions (which consist of distributions to us of net earnings relating to our vessels in pools operated by third parties). Ship sale revenue includes ship sales as well as the sale of bunkers and other consumables relating to ships sold. Other revenue includes management fees and other revenue.

We generate revenue by charging customers for their use of our vessels or for the transportation by us of their drybulk cargoes. Historically, these services generally have been provided by operating our vessels in commercial pools, in the spot market, and on time charters. We also manage our charter rate risk and employment risk by using forward freight arrangements and entering into COAs.

The table below illustrates in general the primary distinctions among these different employment arrangements.

	Commercial Pool	Spot Market	Time Charters
Typical contract length	Varies	Varies	Varies
Charter hire rate basis(1)	Varies	Varies	Daily
Voyage expenses	Pool pays	We or customer pays	Customer pays
Vessel operating costs for owned vessels	We pay	We pay	We pay
Charter hire costs for vessels chartered-in by us	We pay	We pay	We pay
Off-hire(2)	Pool does not pay	Customer does not pay	Customer does not pay

(1)	“Charter hire rate” refers to the basic payment from the charterer for the use of the vessel under time charter.

(2)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charter hire cost when the vessel is off-hire. And for time chartered-out vessels, the charterer is not obliged to pay us the charter hire when the vessel is off-hire.

We also generate revenue by acting as commercial manager for vessels owned by third parties. The commercial management services we provide are in respect of our management and operation of our drybulk handysize pool, or the IVS Handysize Pool. Commercial management fees are charged per vessel as a fixed daily fee plus a fixed percentage of the TCE revenue achieved by the managed vessel.

Cost of sales.    Cost of sales includes voyage expenses which represent the direct costs associated with operating a vessel between loading and discharge at the applicable ports and include pool distributions (which consist of net earnings payable to third-party owners of vessels in the pools we manage), fuel expenses, port expenses, other expenses and freight forward arrangements; vessel operating costs, which consist of crew expenses, repairs and maintenance, insurance, and other costs associated with the technical management of the fleet; charter hire costs, which primarily relates to time charter contracts; depreciation of ships, drydocking and plant and equipment – owned assets; depreciation of ships and ship equipment – right-of-use assets; other expenses, which consist of freight expenses, cargo handling, provision for onerous contracts, and other logistic purchases; and cost of ship sale, which consists of cost of sales on sale of ships classified as inventories and cost of sales on sale of bunkers and other consumables sold with a vessel.

Other operating income (expense).    Other operating expense consisted primarily of foreign exchange loss, impairment loss on ships, impairments on intangibles and goodwill, impairment loss on right-of-use assets, impairment loss on the net disposal groups, impairment loss on financial assets for expected credit losses and other operating expenses. Other operating income consists of reversals of impairment loss on ships, reversals of impairment loss on right-of-use assets, profit on sale of business, gain on disposal of assets, foreign exchange gain and other income.

Administrative expense.    Administrative expense comprises general corporate overhead expenses, including personnel costs, property costs, audit fees, legal and professional fees, and other general administrative expenses. Personnel costs include, among other things, salaries and short- and long-term incentives, pension costs, fringe benefits, travel costs and health insurance.

Share of profit (losses) of joint ventures.    Share of profit (losses) of joint ventures relates to profits (losses) attributable to our joint ventures. Our joint ventures are accounted for on an equity basis.

Interest income.    Interest income primarily relates to interest on loans to joint ventures; bank interests; and other interests.

Interest expense.    Interest expense primarily relates to interest on ship loans, interest on bank loans and interest determined under IFRS 16 that relates to leases.

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Income tax (expense) benefit. Income tax (expense) benefit represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the period. Deferred tax is recognized on the differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income.

COVID-19 Impact

While the COVID-19 outbreak is ongoing, and there can be no assurance that new or increased costs or other negative impacts on the business will not arise in the future as a result of a resurgence of the virus and related public health measures and market and operational disruptions, the impact on operations has substantially reduced. The direct, additional expenses incurred by us specifically as a result of COVID-19 related factors have not been material in the three or six month period ended June 30, 2023 and 2022. These expenses primarily related to COVID-19 tests and crew accommodation costs. These costs have been included in our vessel operating costs for the six month period ended June 30, 2023 and 2022.

Impact of the Russian-Ukraine Conflict

On February 24, 2022, the United States imposed additional sanctions on Russia in response to its invasion of Ukraine. Many of these sanctions are targeted at Russian banks and energy companies and Russian sovereign debt. The range of sanctions includes prohibitions on dealings in the debt or equity of certain Russian companies, as well as blocking sanctions imposed on many Russian individuals and entities. Similar sanctions have been imposed in coordination with the United States by the United Kingdom, European Union, and other countries.

The invasion of Ukraine by Russia and subsequent sanctions has impacted trade flows by reducing the supply of cargo from that region and increased ton miles as end users find alternative sources of cargo. If the conflict and sanctions continue to impact the global economy for a prolonged period, the rates in the drybulk spot market and our vessel values may be negatively impacted which could negatively impact our operations and cash flows.

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Factors Affecting Our Results of Operations and Financial Condition

The principal factors which affect our results of operations and financial condition include:

•	strength of world economies, in particularly in China and the rest of the Asia-Pacific region;
•	the effects of a pandemic on our operations and the demand and trading patterns for the drybulk market, and the duration of these effects;
•	cyclicality in the drybulk industry and volatility of charter rates which is impacted by supply and demand;
•	seasonality;
•	our ability to successfully compete in the drybulk market and employ or procure the employment of our vessels at economically attractive rates;
•	changes in supply of drybulk vessel;
•	the duration of our charter contracts and market conditions when charters expire;
•	our decisions relating to vessel acquisitions and disposals and our ability to buy and sell vessels, and to charter-in vessels at prices we deem satisfactory;
•	the strength of and growth in the number of our customer relationships;
•	an increase in the price of bunker or other market-related increases to components of our costs of sales, including the costs associated with the IMO 2020 regulations limiting sulfur content in fuels;
•	depreciation on our vessels and potential impairment charges;
•	the amount of time and expense that we spend positioning our vessels and changes in trade routes for a variety of reasons, including as a result of additional trade tariffs imposed by China and the United States;
•	loss of operating days through accidents or other damage to our vessels, as well as a result of disruptions along our operating routes;
•	the failure of counterparties to fully perform their contracts with us;
•	the required maintenance capital expenditures relating to our vessels and other administrative expenses;
•	the amount of expense incurred, and time that our vessels spend, in drydock undergoing repairs;
•	the age, condition and specifications of our vessels;
•	the effective and efficient technical management of our vessels and our vessel operating costs;
•	our ability to satisfy the technical, health, safety and compliance standards of our customers;
•	our ability to access capital to finance our fleet, including our ability to pay down our existing credit facilities if the fair market values of our vessels decline;
•	our level of debt and related interest expense;
•	fluctuations in interest rates, and foreign exchange rates;
•	corruption, piracy, militant activities, political instability and terrorism in locations where we may operate, including the recent conflicts between Russia and Ukraine and the tensions between China and Taiwan;
•	losses or provisions for losses on uncollectible revenue;
•	the effectiveness of forward freight agreements, bunker swaps and other contracts we may enter into to manage our revenue and expenses and costs in unwinding them;
•	the cost and adequacy or otherwise of our insurance coverage;
•	fluctuations in foreign currency exchange rates; and
•	inflation.

Non-GAAP Financial Measures

The financial information included in this Report on Form 6-K includes certain “non-GAAP financial measures” as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day

TCE revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. The number of operating days used to calculate TCE per day also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage expenses and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage expenses and generally are expressed in per day amounts.

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Below is a reconciliation from TCE revenue to revenue for the six month periods ended June 30, 2023 and 2022.

	Six months ended June 30,
	2023			2022
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	42,519	(12,579)	29,940	88,637	(14,866)	73,771
Supramax/ultramax	67,047	(23,228)	43,819	150,990	(31,522)	119,468
Other	-			2,082
Ship sale revenue	76,205			29,981
Other revenue	79			178
Revenue	185,850			271,868

Vessel operating costs per day

Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period.

Vessel operating costs per day is a non-GAAP performance measure commonly used in the shipping industry to provide an understanding of the daily technical management costs relating to the running of owned vessels.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before income tax benefit (expense), interest income, interest expense, share of profits (losses) of joint ventures and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to profit for the period or any other indicator of our operating performance.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

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The table below presents the reconciliation between Profit for the period to EBITDA and Adjusted EBITDA for the six month periods ended June 30, 2023 and 2022.

	Six months ended June 30,
(In thousands of U.S. dollars)	2023	2022
Profit for the period	$1,247	$85,795
Adjusted for:
Income tax expense	292	291
Interest income	(984)	(269)
Interest expense	9,040	7,374
Share of losses of joint ventures	-	(1)
Depreciation and amortization	30,355	33,543

EBITDA	39,950	126,733

Adjusted for
Reversal of impairment recognized on ships	-	(4,073)
Share-based compensation	-	1,392

Adjusted EBITDA	39,950	124,052

Adjusted net income and Adjusted Earnings per share

Adjusted net income is defined as Profit for the period attributable to the owners of the Company adjusted for reversal of impairment loss recognized on ships, impairment loss recognized on goodwill and intangibles, reversal of impairment loss recognized on right-of-use assets, impairment loss on net disposal group, loss on disposal of business, share based compensation and fees incurred for shareholder-related transactions. Adjusted Earnings per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

Adjusted net income is used by management for forecasting, making operational and strategic decisions, and evaluating current company performance. It is also one of the inputs used to calculate the variable amount that will be returned to shareholders in the form of quarterly dividends and/or share repurchases. Adjusted net income is not recognized by IFRS, and should not be considered in isolation or used as alternatives to profit for the period or any other indicator of our operating performance.

Our presentation of Adjusted net income is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. We consider Adjusted net income to be useful to management and investors because it eliminates items that are unrelated to the overall operating performance and that may vary significantly from period to period. Identifying these elements will facilitate comparison of our operating performance to the operating performance of our peers. The definitions of Adjusted net income used by us may not be comparable to similar measures used by other companies.

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The table below presents the reconciliation between Adjusted net income to Profit for the period attributable to the owners of the Company for the six months ended June 30, 2023 and 2022.

	Six months ended June 30,
(In thousands of U.S. dollars)	2023	2022
Profit for the period	$1,247	$85,795
Adjusted for:
Reversal of impairment loss recognized on ships	-	(4,073)
Share based compensation	-	1,392
Adjusted net income	1,247	83,114

Weighted average number of shares on which the profit per share and adjusted earnings per share has been calculated	19,472,008	18,819,474
Effect of dilutive potential ordinary shares	-	460,637
Weighted average number of ordinary shares for the purpose of calculating diluted profit per share and diluted adjusted earnings per share	19,472,008	19,280,111

Basic profit per share	$0.06	$4.56
Diluted profit per share	$0.06	$4.45

Basic adjusted earnings per share	$0.06	$4.42
Diluted adjusted earnings per share	$0.06	$4.31

Headline earnings and headline earnings per share

The Johannesburg Stock Exchange, or JSE, requires that we calculate and publicly disclose headline earnings per share and diluted headline earnings per share. Headline earnings per share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the headline earnings per share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline earnings for the period represents profit for the period attributable to owners of the Company adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and headline earnings per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

The table below presents a reconciliation between Profit for the period attributable to owners of the Company to Headline earnings for the six months ended June 30, 2023 and 2022.

	Six months ended June 30,
(In thousands of U.S. dollars, except per share data)	2023	2022
Profit for the period	$1,247	$85,795
Reversal of Impairment loss recognized on ships	-	(4,073)
Headline earnings	1,247	81,722

Weighted average number of shares on which the profit per share and headline earnings per share has been calculated	19,472,008	18,819,474
Effect of dilutive potential ordinary shares	-	460,637
Weighted average number of ordinary shares for the purpose of calculating diluted profit per share and diluted headline earnings per share	19,472,008	19,280,111

Basic profit per share	$0.06	$4.56
Diluted profit per share	$0.06	$4.45

Basic headline earnings per share	$0.06	$4.34
Diluted headline earnings per share	$0.06	$4.24

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Results of Operations

Six Months Ended June 30, 2023 Compared to the Six Months Ended June 30, 2022

Certain financial data on a consolidated basis and for our primary segments was as follows for the six months ended June 30, 2023 and six months ended June 30, 2022. This information was derived from our unaudited interim condensed consolidated financial statements for the respective periods.

Consolidated Results of Operations

Unaudited Interim Condensed Consolidated Statement of Profit or Loss and Comprehensive Data

	Six months ended June 30,
(In thousands of U.S. dollars, other than per share data)	2023	2022

Revenue	$185,850	$271,868
Cost of sales
Voyage expenses	(35,807)	(46,389)
Vessel operating costs	(23,435)	(22,102)
Charter hire costs	(7,316)	(34,533)
Depreciation of ships, drydocking and plant and equipment– owned assets	(13,785)	(15,474)
Depreciation of ships and ship equipment – right-of-use assets	(15,611)	(17,527)
Other expenses	(74)	(621)
Cost of ship sale	(66,343)	(29,925)
Gross profit	23,479	105,297
Other operating income	125	3,783
Administrative expense	(14,009)	(15,890)
Share of profit of joint ventures	-	1
Interest income	984	269
Interest expense	(9,040)	(7,374)
Profit before taxation	1,539	86,086
Income tax expense	(292)	(291)
Profit for the period	1,247	85,795

Profit per share attributable to owners of the Company:
Basic	$0.06	$4.56
Diluted	$0.06	$4.45

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Unaudited Segment Information

	Six months ended June 30,
(In thousands of U.S. dollars)	2023	2022
Drybulk Carriers Business
Handysize Segment
Revenue	$71,847	$88,815
Cost of sales	(64,925)	(45,160)
Gross Profit	6,922	43,655
Supramax/Ultramax Segment
Revenue	$114,003	$150,990
Cost of sales	(99,038)	(92,137)
Gross Profit	14,965	58,853

Set forth below are selected historical and statistical data of our operating fleet for the six months ended June 30, 2023 and June 30, 2022 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations. This table contains certain information regarding TCE per day and vessel operating costs per day which are non-GAAP measures. For a discussion and reconciliation of certain of these measures, see “Non-GAAP Financial Measures” above.

	Six months ended June 30,
(In thousands of U.S. dollars)	2023	2022
Drybulk Carriers Business
Handysize Segment
Calendar days(1)	2,900	3,040
Available days(2)	2,873	3,013
Operating days(3)	2,840	2,952
Owned fleet operating days(4)	2,548	2,627
Long-term charter-in days(5)	19	-
Short-term charter-in days(6)	273	325
Fleet utilization(7)	98.9%	98.0%
TCE per day(8)	$10,542	$24,990
Vessel operating costs per day(9)	$6,011	$5,461
(10)
Supramax/Ultramax Segment
Calendar days(1)	3,249	4,365
Available days(2)	3,210	4,365
Operating days(3)	3,137	4,328
Owned fleet operating days(4)	1,578	1,626
Long-term charter-in days(5)	1,222	1,233
Short-term charter-in days(6)	337	1,469
Fleet utilization(7)	97.7%	99.2%
TCE per day(8)	$13,968	$27,604
Vessel operating costs per day(9)	$5,610	$5,338

(1)	Calendar days: total calendar days the vessels were in our possession for the relevant period.
(2)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.
(3)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.
(4)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.

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(5)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if we previously owned the vessels or the period of the charter we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.
(6)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.
(7)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.
(8)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. Please see “Non-GAAP Financial Measures” above for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.
(9)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. Please see “Non-GAAP Financial Measures” above for a discussion of vessel operating costs per day.

Revenue. Revenue decreased by $86.0 million, or approximately 31.6%, from $271.9 million for six months ended June 30, 2022 to $185.9 million for the six months ended June 30, 2023. The largest component of revenue is vessel revenue. Vessel revenue decreased by $132.1 million, or approximately 54.7%, from $241.7 million for the six months ended June 30, 2022 to $109.6 million for the six months ended June 30, 2023. Vessel revenue decreased due to weakening market conditions in the drybulk business and a reduction in short-term operating days. The second largest component of revenue is ship sale revenue which increased by $46.2 million, from $30.0 million for the six months ended June 30, 2022 to $76.2 million for the six months ended June 30, 2023, with the sale of two Handysize and two Supramax/Ultramax vessels compared to the sale of a medium range tanker in the first half of 2022 (included in the Other segment under a bareboat charter).

Drybulk Business Revenue and Vessel Revenue

In the drybulk business, our handysize total revenue and supramax/ultramax total revenue decreased by $17.0 million and $37.0 million, respectively, or approximately 19.1% and 24.5%, respectively, from $88.8 million and $151.0 million, respectively, for the six months ended June 30, 2022 to $71.8 million and $114.0 million, respectively, for the six months ended June 30, 2023. The decrease in the handysize and supramax/ultramax total revenue is due to weaker spot market rates and a reduction in short-term operating days partially offset by the sale of two Handysize and two Supramax/Ultramax vessels compared to no ship sales in the same period of 2022.

Our handysize vessel revenue and supramax/ultramax vessel revenue decreased by $46.1 million and $84.0 million, respectively, or approximately 52.0% and 55.6%, respectively, from $88.6 million and $151.0 million, respectively, for the six months ended June 30, 2022 to $42.5 million and $67.0 million, respectively, for the six months ended June 30, 2023 for the same reasons as set forth above.

Drybulk Business TCE Revenue

Handysize TCE per day decreased by $14,448 per day, or approximately 57.8%, from $24,990 per day for the six months ended June 30, 2022 to $10,542 per day for the six months ended June 30, 2023. This decrease was due to a decrease in handysize spot market charter rates in the first half of 2023.

Supramax/ultramax TCE per day decreased by $13,636 per day, or approximately 49.4%, from $27,604 per day for the six months ended June 30, 2022 to $13,968 per day for the six months ended June 30, 2023. This decrease was due to a decrease in supramax/ultramax spot market charter rates in the first half of 2023.

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Cost of sales. Cost of sales decreased by $4.2 million, or approximately 2.5%, from $166.6 million for the six months ended June 30, 2022 to $162.4 million for the six months ended June 30, 2023. Voyage expenses decreased by $10.6 million from $46.4 million for the six months ended June 30, 2022 to $35.8 million for the six months ended June 30, 2023. This decrease in voyage expenses was primarily due a decrease in the number of short-term operating days. Charter hire expense decreased by $27.2 million from $34.5 million for the six months ended June 30, 2022 to $7.3 million for the six months ended June 30, 2023. The decrease in charter hire costs was primarily due to the weakening of drybulk spot market rates for short-term charters in the first half of 2023 and a reduction in the number of short-term charters. Cost of ship sales increased by $36.4 million from $29.9 million for the six months ended June 30, 2022 to $66.3 million for the six months ended June 30, 2023. The increase was primarily due to sale of two Handysize and two Supramax/Ultramax vessels compared to the sale of a medium range tanker in the first half of 2022 (included in the Other segment under a bareboat charter).

Drybulk Business Cost of Sales

In the drybulk business, our handysize segment and supramax/ultramax segment cost of sales increased by $19.7 million and $6.9 million, respectively, or approximately 43.6% and 7.5%, from $45.2 million and $92.1 million, respectively, for the six months ended June 30, 2022 to $64.9 million and $99.0 million, respectively, for the six months ended June 30, 2023. The increase in the drybulk cost of sales for handysize segment was primarily due to the sale of two handysize vessels in the first half of 2023, partially offset by decreased charter-in costs on short-term charters as drybulk spot charter rates weakened during the first half of 2023, decreased voyage expenses due decrease in the number of short-term operating days and increased depreciation due to a reversal of an impairment loss on ships in 2022. The increase in drybulk cost of sales for supramax/ultramax vessels was primarily due to sale of two supramax/ultramax vessels in the first half of 2023, partially offset by decreased voyage expenses due to decrease in the number of short-term operating days and lower charter-in costs on short-term charters as spot rates weakened during the first half of 2023.

Our handysize voyage expenses and supramax/ultramax voyage expenses decreased by $2.3 million and $8.3 million, respectively, or approximately 15.4% and 26.3%, from $14.9 million and $31.5 million, respectively, for the six months ended June 30, 2022 to $12.6 million and $23.2 million, respectively, for the six months ended June 30, 2023. These decreases were primarily due a reduction in the number of short-term operating days. Our handysize vessel operating costs increased from $14.8 million for the six months ended June 30, 2022, to $15.7 million for the six months ended June 30, 2023. The increase in our handysize vessel operating costs was primarily due to increased repairs on certain older vessels and an increase in cost of lubricating oils. Our supramax/ultramax vessel operating costs increased from $8.7 million for the six months ended June 30, 2022, to $9.2 million for the six months ended June 30, 2023. The increase in our supramax/ultramax vessel operating costs was primarily due to repair costs on a small number of vessels and increased cost of lubricating oils.

Handysize vessel operating costs per day increased by $550 per day from $5,461 per day for the six months ended June 30, 2022 to $6,011 per day for the six months ended June 30, 2023. These increases were primarily due to the increased repairs on certain older vessels and an increase in cost of lubricating oils. Supramax/ultramax vessel operating costs per day increased by $272 per day from $5,338 per day for the six months ended June 30, 2022 to $5,610 per day for the six months ended June 30, 2023. These increases were primarily due to repair costs on a small number of vessels and increased cost of lubricating oils.

Gross profit. Gross profit decreased by $81.8 million, or 77.7%, from $105.3 million for the six months ended June 30, 2022 to $23.5 million for the six months ended June 30, 2023 primarily for the same reasons set forth above.

Other operating income. Other operating income decreased by $3.7 million, or 97.4%, from $3.8 million for the six months ended June 30, 2022 to $0.1 million for the six months ended June 30, 2023. We recorded the reversal of an impairment loss on vessels of $4.1 million for the six months ended June 30, 2022 compared to no reversals for the six months ended June 30, 2023. For the six months ended June 30, 2023, we incurred a net foreign exchange loss of $0.1 million compared to a net foreign exchange loss of $0.4 million for the six months ended June 30, 2022 as a result of unrealized revaluations of foreign currency bank balances, vendor balances and customer balances at period end as well as realized gains on settlement of intercompany and other balances.

Administrative expense. Administrative expense decreased by $1.9 million, or approximately 11.9%, from $15.9 million for the six months ended June 30, 2022 to $14.0 million for the six months ended June 30, 2023 primarily due to a reduced staff incentive accrual and no accrual for the forfeitable share incentive scheme due to the settlement and termination of the scheme in December 2022, which was partially offset by increased travel expenses and increased insurance costs due to the additional takeover and merger run-off insurance for directors and officers following the TMI transaction in December 2022.

Interest income. Interest income increased from $0.3 million for the six months ended June 30, 2022 to $1.0 million for the six months ended June 30, 2023 primarily due to excess funds placed in interest earning deposit accounts.

Interest expense. Interest expense increased from $7.4 million for the six months ended June 30, 2022 to $9.0 million for the six months ended June 30, 2023. The increase in interest expense was primarily due to the increase in LIBOR.

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Income tax expense. Income tax expense remained flat at $0.3 million for the six months ended June 30, 2023 compared to six months ended June 30, 2022.

Profit for the period. Our profit for the six months ended June 30, 2023 decreased to $1.2 million from $85.8 million for the six months ended June 30, 2022 primarily for the same reasons set forth above.

Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. As of the date of this Report on Form 6-K, our primary short-term liquidity needs relate to working capital needs relating to voyages in progress, corporate overhead, drydock payments, payments of interest, quarterly principal payments under our credit facilities, any balloon payments on loans coming due in the next 12 months, the purchase of vessels by exercising purchase options and dividend payments, while our long-term liquidity needs are expected to primarily relate to drydock payments, instalment payments on new building construction contracts, purchasing new and second-hand vessels and final balloon payments relating to our credit facilities.

As of the date of this Report on Form 6-K, we have purchase options to acquire four vessels (excluding IVS Knot, IVS Kinglet, IVS Magpie and IVS Phoenix which have purchase options under their respective financing arrangements). We have options to purchase the IVS Naruo, the IVS Hayakita, the IVS Pebble Beach and the IVS Atsugi that have entered into the exercise periods under their respective charter parties in December 2020, September 2021, September 2022, and January 2023 respectively. The prices of these purchase options range from approximately $12.4 million to $25.2 million, subject to adjustments, where an option is exercisable on more than one date, based on the remaining time balance of the charter. In each case, such purchase option is subject to certain other adjustments and conditions and will expire at the completion of the applicable time charter. The purchase option on the IVS Hayakita was exercised on May 25, 2023.

A special resolution was passed, as of August 10, 2023, for a capital reduction which would result in a total cash distribution up to a maximum of $45.0 million. We sold the IVS Hirono, IVS Sentosa, IVS Pinehurst and IVS Kestrel during the first six months of 2023. These sales generated net proceeds (before costs) of $52.3 million after debt repayments on encumbered vessels. We are of the view that the net proceeds generated from the vessel sales are in excess of the needs of the Group. The capital reduction and cash distribution will result in the Group having a more efficient capital structure, thereby improving Shareholders’ return on equity.

We expect that we will rely upon cash from operations and external financing sources, including bank and other borrowings, to fund acquisitions and expansion and replacement capital expenditures. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms to meet our liquidity needs. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, which includes proceeds from the sale of vessels, including planned and contracted sales, and borrowings. Generally, our long-term sources of funds will be from cash from operations, long-term borrowings and other debt or equity financings.

The shipping environment has been challenging and volatile over the last several years. The first half of 2023 has been challenging for the shipping industry due to lacklustre demand from China. We manage liquidity risk by monitoring forecast and actual cash flows and ensuring that adequate borrowing facilities are maintained. Our management may, from time to time, at their discretion raise or borrow monies for our requirements as they deem fit. There are measures in place to preserve cash, maintain adequate financing to meet our obligations and protect existing loan covenants imposed by the banks. The covenant levels are monitored continuously to identify any potential covenant issues so that solutions such as waivers or modifications to the loan covenants to obtain more favorable terms can be implemented in advance. We may seek to accomplish any of these independently or in conjunction with one or more of these actions. Based on the 12 months cash flow forecast prepared by management from the date of this Report on Form 6-K, our Board of Directors has no reason to believe that we will not continue as a going concern and has assessed that that there is no material uncertainty related to these conditions and there is no substantial doubt about our ability to continue as a going concern. We have plans in place to sell certain vessels, exercise certain purchase options, repay certain loans, protect existing covenants on term loans and maintain adequate liquidity.

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Cash Flow Discussion

The following table presents cash flow information for each of the six months ended June 30, 2023 and 2022.

	Six months ended June 30,
(In thousands of U.S. dollars)	2023	2022

Net cash flows generated from operating activities(1)	$90,767	$137,830
Net cash used in investing activities	(133)	(59)
Net cash flows used in financing activities	(53,660)	(81,645)
Net increase in cash and cash equivalents	36,974	56,126
Cash and cash equivalents, beginning of period	46,561	104,243
Effect of exchange rate changes on the balance of cash held in foreign currencies	(208)	(340)
Cash and cash equivalents, end of period	83,327	160,029

(1)	Net cash flows generated from operating activities includes capital expenditure on ships of $2.3 million and $1.0 million for the six months ended June 30, 2023, and 2022, respectively and proceeds from disposal of ships of $73.6 million and $29.5 million for the six months ended June 30, 2023, and 2022, respectively.

Net cash flows generated from operating activities. Net cash flows generated from operating activities decreased by $47.0 million from $137.8 million for the six months ended June 30, 2022 to $90.8 million for the six months ended June 30, 2023. Operating cash flows before movement in working capital and ships decreased by $94.5 million for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 due to a poor drybulk spot market. Cash flows from the movement in working capital increased by $6.8 million in the six months ended June 30, 2023 as compared with the six months ended June 30, 2022. The net effect of capital expenditure on ships and proceeds on the sale of ships was an inflow of $71.3 million for the six months ended June 30, 2023 as compared with an inflow of $28.4 million for the six months ended June 30, 2022, a difference of $42.9 million. The amount generated on the sale of one medium range tanker sold was lower for the six months ended June 30, 2022 compared to two handysize and two supramax/ultramax vessels sold in the six months ended June 30, 2023.

Net cash used in investing activities. Net cash used in investing activities remained flat at $0.1 million.

Net cash flows used in financing activities. Net cash flows used in financing activities decreased by $27.9 million from $81.6 million for the six months ended June 30, 2022 to $53.7 million for the six months ended June 30, 2023. Net cash flows used in financing activities for the six months ended June 30, 2023 was primarily the result of the repayment of long-term interest bearing debt of $37.9 million and principal repayments on lease liabilities of $17.6 million. Net cash flows used in financing activities for the six months ended June 30, 2022 was primarily the result of the repayment of long-term interest bearing debt of $38.3 million and principal repayments on lease liabilities of $20.7 million and dividend payment of $22.6 million.

Restricted cash. The above cash flow figures in this “Cash Flow Discussion” are after deducting restricted cash of $7.0 million which is pledged to certain banks to secure loans and other credit facilities. As of June 30, 2023, we had cash and cash equivalents (excluding restricted cash) of $83.3 million.

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Capital Expenditures

We make capital expenditures from time to time in connection with drydocking activities and maintenance in the ordinary course and in order to comply with environmental and other governmental regulations and in connection with our vessel acquisitions. We may in the future enter into newbuilding contracts or contracts to acquire newbuildings, or resale contracts, or to acquire second hand vessels.

On July 18, 2023, we entered into a contract to purchase the 2024-built handysize bulk carrier newbuilding for a price of $33.8 million (before costs) from Good Viscount (MI) Ltd (a wholly owned subsidiary of our parent company TMI). $16.9 million (before costs) was paid on July 18, 2023 with the balance due to be paid on delivery of the vessel which is expected in the first quarter of 2024.

On July 24, 2023, we entered into a contract to purchase the 2011-built handysize bulk carrier, Steady Sarah, for a price of $15.0 million (before costs) from Billy (MI) Ltd (a wholly owned subsidiary of our parent company TMI).

In addition to acquisitions that we may undertake in future periods, we will incur additional expenditures due to drydockings and in-water surveys for our fleet. The location of the drydock will be decided when the vessel is scheduled to drydock. We estimate our in-water survey and drydocking costs, including capitalized costs incurred during drydocking relating to vessels and vessel equipment, and scheduled off-hire days for our fleet for the second half of 2023 through 2024 to be:

Year	Estimated In-Water Survey and Drydocking Cost	Estimated Off-hire Days
	(In millions of U.S. dollars)
2023 (July through December)	$2.9	62.00
2024	$5.7	112.00

Actual costs will vary based on various factors, including where the drydockings are actually performed. We expect to fund these costs with cash from operations. These costs do not include drydock expense items that are reflected in vessel operating costs or costs associated with the installation of ballast water treatment systems.

Actual length of drydocking will vary based on the condition of the vessel, yard schedules and other factors. Higher repairs and maintenance expenses during drydocking for vessels which are over 15 years old typically result in a higher number of off-hire days depending on the condition of the vessel.

For the six months ended June 30, 2023 and 2022, we incurred a total of $3.2 million and $1.0 million of drydocking costs, respectively, excluding costs incurred during drydocking that were capitalized to vessel assets or vessel equipment.

During the first half of 2023, two vessels completed its in-water survey and three vessels completed its scheduled drydocking. We estimate that four vessels will complete its in-water survey and two will be drydocked during the second half of 2023.

Loan Covenants

On June 28, 2019, the parties to the relevant agreements entered into amendments to our $100.0 million senior secured credit facility, the purpose of which was to lower the amount of the minimum book value net worth covenant, introduce a new working capital covenant and clarify, for purposes of calculating financial covenants, the treatment of assets and liabilities that has been reflected in our financial statements from January 1, 2019 as a consequence of the adoption of IFRS 16. On April 16, 2020, the parties to the relevant agreements entered into amendments to our $100.0 million senior secured credit facility the purpose of which was to amend the definitions of consolidated current assets and consolidated current liabilities for purposes of the working capital covenant described below, in each case such that the determination of the consolidated current assets and consolidated current liabilities of Grindrod Shipping excludes any adjustments made for IFRS 16. This loan was repaid in May 2023. On December 29, 2020 and December 31, 2020, the parties to the relevant agreements entered into further amendments to our $114.1 million senior secured credit facility, in which the Lenders agreed to the following covenant amendments:

•	the book value net worth for the purposes of testing, as at December 31, 2020 shall not be lower than US$225 million;

•	the ratio of debt to market adjusted tangible fixed assets for the purposes of testing, as at December 31, 2020 shall be not more than 80%;

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•	the determination of current liabilities shall exclude the amount owed to the $35.8 million senior secured credit facility for purposes of testing, as at December 31, 2020, the working capital covenant that requires our current assets to exceed our current liabilities.

On December 29, 2020 and June 7, 2021 the parties to the relevant agreements entered into further amendments to our $114.1 million senior secured credit facility, in which the Lenders agreed to the following covenant amendments:

•	the book value net worth for the purposes of testing, from January 1, 2021 and thereafter shall not be lower than US$200 million.

On September 10, 2021, the parties to the relevant agreements entered into an amendment and restatement agreement to our $114.1 million senior secured credit facility to increase the amount of the facility and as the IVS Bulk group was 100% owned by the Group, to remove the financial covenant requirement for the consolidated group of IVS Bulk and its subsidiaries.

The $114.1 million senior secured credit facility described in the unaudited interim condensed consolidated financial statements below, contain among other conditions and obligations, the following amended financial covenants the most stringent of which require us and our subsidiaries, to maintain on a consolidated basis:

•	book value net worth of the lower of (a) the aggregate of $200 million plus 25% of the amount of positive retained earnings plus 50% of each capital raise and (b) $275 million. For purposes of the forgoing, “positive retained earnings” means the positive retained earnings of Grindrod Shipping and its subsidiaries on a consolidated basis tested bi-annually at each June 30 and December 31, and “capital raise” means the dollar amount (or equivalent amount in dollars) of the proceeds of any equity capital raised by Grindrod Shipping (without giving effect to any capital raised by its subsidiaries), as evidenced in the latest accounts as of each June 30 or December 31;

•	cash and cash equivalents (which may, depending on the facility, include cash restricted in certain security accounts) of not less than $30 million;

•	a ratio of debt to market adjusted tangible fixed assets of not more than 75%. For purposes of the foregoing, the definition of “debt” excludes lease obligations recognized under IFRS 16 and the definition of “tangible fixed assets” excludes right-of-use assets relating to ships; and

•	positive working capital, such that consolidated current assets (excluding any adjustments made for IFRS 16) must exceed the consolidated current liabilities (excluding any adjustments for IFRS 16) as evidenced in the latest accounts as of each June 30 and December 31.

Further, the credit facilities contain provisions requiring a minimum value of the collateral for each relevant facility, such that the aggregate fair market value of the vessels securing the relevant facility plus any additional security securing that facility divided by the relevant debt amount results in at least a specified minimum amount (depending on the relevant facility agreement and the type and age of the vessels securing the loan), with the relevant minimum amount ranging between 125% and 143%. If any of the relevant thresholds is not met, the relevant party to the agreement may be required to prepay a portion of the relevant loan or provide additional collateral security to eliminate the shortfall.

The credit facilities also contain, among other conditions, restrictive covenants which could or would restrict our ability, amongst other restrictions, to:

•	incur additional indebtedness on the relevant vessels securing that facility;
•	sell any collateral vessel (unless a corresponding amount under the relevant facility were prepaid in accordance with its terms);
•	upon the happening of an event of default or potential event of default, make additional investments or acquisitions;
•	upon the happening of an event of default or potential event of default, pay dividends; or
•	effect a change of ownership or control of the relevant borrower group under each facility.

A violation of any of the financial or restrictive covenants, or various other provisions, contained in the credit facilities described above and under “—Off-Balance Sheet Arrangements” below may constitute an event of default under the relevant credit facility, which, unless cured (if permitted, and capable of being cured), or waived or modified by the relevant banks, provides those banks with the right to, among other things (and as the case may be), require the relevant borrowers or other obligors to post additional collateral, enhance their equity and liquidity, increase the interest payable, pay down the relevant indebtedness to a level where compliance with relevant loan covenants are met, sell vessels, reclassify indebtedness as current liabilities, accelerate indebtedness, enforce security on fleet vessels and the other assets securing the credit facilities, and make demand under guarantees, which would impair our ability to continue to conduct our business.

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Furthermore, the credit facilities contain cross-default provisions. A cross-default provision in one facility means that an event of default under one or more other facilities could, subject to any applicable thresholds, result in an event of default occurring under the first facility. Because of the presence of cross-default provisions in the facilities, the refusal of the lenders under any credit facilities to grant or extend a waiver could result in certain indebtedness being accelerated, even if the other lenders under the other credit facilities have waived defaults under their respective credit facilities. If any of our secured indebtedness is accelerated in full or in part, it could be difficult in the current financing environment for us to refinance the relevant debt or obtain additional financing in such circumstances and we could lose vessels and other assets securing the credit facilities if the lenders foreclose their security, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to the credit facilities that have been obtained, or may be obtained in the future, the banks may impose additional operating and financial restrictions or modify the terms of the existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, the banks may require the payment of additional fees, require prepayment of a portion of the indebtedness owed to them, accelerate the amortization schedule for facility indebtedness and increase the interest rates charged on outstanding indebtedness.

As of June 30, 2023, Grindrod Shipping, GSPL, the borrowers and the other GSPL subsidiaries were in compliance with all of the financial and restrictive covenants contained in our credit facilities.

Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on demand and supply dynamics characterizing the drybulk markets at any given time. For other trends affecting our business, please see other discussions under “—Factors Affecting our Results of Operations and Financial Condition” above.

Off Balance Sheet Arrangements

Charter Hire Obligations

We are committed to make certain charter hire payments to third parties for chartered-in vessels. IFRS 16 requires us to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is less than 12 months or of low value. Please see “—Contractual Obligations and Contingencies” below for these and our other contractual obligations and commitments.

24

Contractual Obligations and Contingencies

Our contractual obligations and commercial commitments consist primarily of secured bank loans and other borrowings and interest thereon, lease liabilities and time charter agreements and capital expenditure on vessels, as described below.

The following table summarizes our contractual obligations on the balance sheet as of June 30, 2023:

	Payments Due by Period
(In thousands of U.S. dollars)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Secured bank loans and other borrowings(1)	$161,080	$20,057	$89,221	$27,227	$24,575
Interest on secured bank loans and other borrowings(2)	35,990	11,216	13,378	4,729	6,667
Capital expenditure on vessels(1)	460	460	-	-	-
Time charter agreements(3)	5,248	5,248	-	-	-
Lease liabilities(4)	39,786	36,414	3,372	-	-
Total contractual obligations	$242,564	$73,395	$105,971	$31,956	$31,242

(1)	These obligations are disclosed in Notes 9 and 14 of the unaudited interim condensed consolidated financial statements.
(2)	Interest is based on LIBOR/SOFR assumption of 5.46% per annum for secured bank loans and other borrowings.
(3)	Represents lease obligations that qualify as short-term leases and hence they are not recorded as lease liabilities.
(4)	Includes obligations under certain time charter agreements. Please see Note 10 of the unaudited interim condensed consolidated financial statements.

Recent Accounting Pronouncements

During the six month period ended June 30, 2023, we adopted new IFRSs and amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2023. The adoption of these new and revised IFRSs has not resulted in significant changes to our accounting policies and has no material effect on the amounts reported for the current or prior periods.

25

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There have been no material changes from the market risk disclosure set forth in the section entitled “Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 25, 2023.

Spot Market Rate Risk

We currently employ our vessels primarily in the spot market or spot market-oriented pools and do not have a significant amount of fixed revenue cover and we are therefore exposed to the cyclicality and volatility of the spot market. Spot market charter rates may fluctuate significantly based upon the supply of and demand for seaborne shipping capacity.

Interest Rate Risk

Borrowings under our credit facilities generally bear interest at rates based on a premium over Secured Overnight Financing Rate along with credit adjustment (“Term SOFR”). All borrowings have successfully transitioned to Secured Overnight Financing Rate Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. We currently do not have any interest rate swaps in place. We may, in the future use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes.

For the six months ended June 30, 2023 and 2022, we paid interest on our outstanding debt at a weighted average interest rate of 9.09% and 5.16% respectively. A 0.5% increase or decrease in Term SOFR would have increased or decreased our interest expense six months ended June 30, 2023 and 2022, by $0.4 million and $0.5 million, respectively.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all of our revenue and expenses are in U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate on the transaction date and the relevant payment is translated on the payment date, with the difference being reported in the income statement as an exchange gain or loss. Assets and liabilities denominated in currencies different from the functional currency are translated into the functional currency for the preparation of the statement of financial position at the exchange rate prevailing on the statement of financial position date. Differences in exchange rates between statement of financial position dates may lead to gains or losses being reported in the income statement. Extraordinary transactions and the translation of the financial statements of the subsidiaries whose functional currencies are not the U.S. dollar for purposes of preparing our unaudited interim condensed consolidated financial statements, may follow different translation procedures. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying expenses denominated in such other currencies. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

There is a risk that currency fluctuations will have a negative effect on our cash flows. As of the date of this Report on Form 6-K, we have not entered into any hedging contracts to protect against currency fluctuations. We may seek to hedge this currency fluctuation risk in the future.

The following sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the respective period end for a 10% change in foreign currency rates. If the relevant foreign currency strengthens by 10% against our functional currency, relative to the exchange rate that we used to prepare the respective financial statements, profit or loss will increase/(decrease) by:

	Impact on profit or loss
(In millions of U.S. dollars)	Six months ended June 30, 2023	Six months ended June 30, 2022
U.S. dollars	$-	$0.1
South African Rands	0.2	-

26

Freight Derivatives Risk

From time to time, we may take positions in freight derivatives, mainly forward freight agreements, or FFAs. Generally, freight derivatives may be used to hedge exposure to charter rate market risk through the purchase or sale of specified time charter rates for forward positions. Settlement of FFAs is in cash, against a daily market index published by the Baltic Exchange. By taking positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of these agreements. As of June 30, 2023, we had no FFAs outstanding. For the six months ended June 30, 2023, we recorded a net loss on FFAs of $0.9 million in our unaudited interim condensed consolidated financial statements, which resulted from fair value loss. For the six months ended June 30, 2022, we recorded a net profit on FFAs of $4.0 million on FFAs in our unaudited interim condensed consolidated financial statements.

Bunker Price Risk

Our operating results are affected by movement in the price of fuel consumed by the vessels—known in the industry as bunkers. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including changes in legislation such as the IMO 2020 regulations, geopolitical developments, supply of and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability. We do hedge some of our exposure to bunker price risk from time to time.

For the six months ended June 30, 2023 and 2022, we recorded a net gain of $0.0 million and $2.4 million on bunker swaps, respectively, in our unaudited interim condensed consolidated financial statements, which resulted from fair value gain.

A 10% increase or decrease in the bunker price, would result in a decrease or increase of the hedging reserve for the six months ended June 30, 2023 and 2022, by $0.4 million and $0.6 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable and bank balances. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. We do not take out credit default insurance.

Our maximum exposure to credit risk in the event that counterparties fail to perform their obligations as at the end of each financial year in relation to each class of recognized financial assets is the carrying amount of those assets as indicated in our statement of financial position.

Inflation

With inflation becoming a significant factor in the global economy, inflationary pressures are expected to result in increased operating, voyage (including bunkers) and general and administrative costs.

27

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GRINDROD SHIPPING HOLDINGS LTD.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		30 June 2023	31 December 2022
	Notes	US$’000	US$’000
ASSETS
Current assets
Cash and bank balances	6	85,912	52,228
Trade receivables		6,577	11,290
Contract assets		1,192	1,313
Other receivables and prepayments		16,924	25,066
Due from related party		191	-
Derivative financial instruments		64	51
Inventories		12,532	15,278
Tax recoverable		50	-
Total current assets		123,442	105,226

Non-current assets
Restricted cash	6	4,443	4,342
Ships, property, plant and equipment	7	332,339	407,552
Right-of-use assets	8	40,866	26,039
Interest in joint ventures		8	8
Intangible assets		162	186
Other receivables and prepayments		3,123	860
Other investments		3,363	3,714
Deferred tax assets		991	1,304
Total non-current assets		385,295	444,005

Total assets		508,737	549,231

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		15,036	29,599
Contract liabilities		3,121	4,369
Due to joint ventures		39	43
Lease liabilities	10	36,414	22,058
Bank loans and other borrowings	9	20,057	33,330
Retirement benefit obligation		113	125
Derivative financial instruments		117	138
Provisions	11	243	592
Income tax payable		291	423
Total current liabilities		75,431	90,677

Non-current liabilities
Trade and other payables		-	140
Lease liabilities	10	3,372	4,055
Bank loans and other borrowings	9	141,023	165,638
Retirement benefit obligation		1,105	1,272
Total non-current liabilities		145,500	171,105

Capital and reserves
Share capital		320,683	320,683
Other equity and reserves		(24,407)	(24,686)
Accumulated profit		(8,470)	(8,548)
Total equity		287,806	287,449

Total equity and liabilities		508,737	549,231

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

F-2

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months period ended 30 June		2023	2022
	Notes	US$’000	US$’000

Revenue		185,850	271,868
Cost of sales
Voyage expenses		(35,807)	(46,389)
Vessel operating costs		(23,435)	(22,102)
Charter hire costs		(7,316)	(34,533)
Depreciation of ships, drydocking and plant and equipment– owned assets		(13,785)	(15,474)
Depreciation of ships and ship equipment – right-of-use assets		(15,611)	(17,527)
Other expenses		(74)	(621)
Cost of ship sale		(66,343)	(29,925)
Gross profit		23,479	105,297
Other operating income		125	3,783
Administrative expense		(14,009)	(15,890)
Share of profits of joint ventures		-	1
Interest income		984	269
Interest expense		(9,040)	(7,374)
Profit before taxation		1,539	86,086
Income tax expense	13	(292)	(291)
Profit for the period		1,247	85,795

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		(660)	(275)
Net fair value gain on hedging instruments designated in cash flow hedges		939	3,478
		279	3,203
Other comprehensive income for the period, net of income tax		279	3,203

Total comprehensive income for the period		1,526	88,998

Profit per share attributable to the owners of the Company	15	US$	US$

Basic		0.06	4.56
Diluted		0.06	4.45

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statement

F-3

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to equity holders of the company
		Other equity and reserves
	Share capital	Treasury shares	Share compensation reserve	Hedging reserve	Translation reserve	Merger reserve	Accumulated profit (losses)	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2022	320,683	(11,870)	4,777	5,457	(9,783)	(12,649)	23,020	319,635
Profit for the period	-	-	-	-	-	-	85,795	85,795
Other comprehensive profit for the period, net of income tax	-	-	-	3,478	(275)	-	-	3,203
Total comprehensive income for the period	-	-	-	3,478	(275)	-	85,795	88,998

Dividends	-	-	-	-	-	-	(22,561)	(22,561)
Treasury shares reissued to employees under the Forfeitable Share Plan (FSP)	-	6,699	(4,519)	-	-	-	(2,180)	-
Recognition of share based payment	-	-	1,392	-	-	-	-	1,392
Transaction with owners, recognised directly in equity	-	6,699	(3,127)	-	-	-	(24,741)	(21,169)

Balance at 30 June 2022	320,683	(5,171)	1,650	8,935	(10,058)	(12,649)	84,074	387,464

F-4

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (cont'd)

	Equity attributable to equity holders of the company
		Other equity and reserves
	Share capital	Treasury shares	Share compensation reserve	Hedging reserve	Translation reserve	Merger reserve	Accumulated profit (losses)	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2023	320,683	-	-	(1,337)	(10,700)	(12,649)	(8,548)	287,449
Profit for the period	-	-	-	-	-	-	1,247	1,247
Other comprehensive profit for the period, net of income tax	-	-	-	939	(660)	-	-	279
Total comprehensive income for the period	-	-	-	939	(660)	-	1,247	1,526

Dividends	-	-	-	-	-	-	(1,169)	(1,169)
Transaction with owners, recognised directly in equity	-	-	-	-	-	-	(1,169)	(1,169)

Balance at 30 June 2023	320,683	-	-	(398)	(11,360)	(12,649)	(8,470)	287,806

The accompanying notes are an interal part of the unaudited condensed consolidated financial statements.

F-5

GRINDROD SHIPGRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June	2023	2022
	US$’000	US$’000
Operating activities
Profit for the PERIOD	1,247	85,795
Adjustments for:
Share of losses of joint ventures	-	(1)
Gain on disposal of ships	(9,862)	(57)
Gain on disposal of plant and equipment, furniture and fittings and motor vehicles	-	(30)
Depreciation and amortisation	30,355	33,543
Reversal of impairment loss recognised on ships	-	(4,073)
Reversal of impairment loss recognised on financial assets	-	(30)
Provision for onerous contracts reversed	(349)	(25)
Recognition of share-based payments expense	-	1,392
Net foreign exchange (gain) loss	(167)	117
Interest expense	9,040	7,374
Interest income	(984)	(269)
Income tax expense	292	291
Operating cash flows before movements in working capital and ships	29,572	124,027
Inventories	2,743	(6,167)
Trade receivables, other receivables and prepayments	10,435	(7,722)
Contract assets	121	578
Trade and other payables	(13,636)	132
Contract liabilities	(1,248)	4,598
Due to related parties	(195)	-
Operating cash flows before movement in ships	27,792	115,446
Capital expenditure on ships	(2,310)	(1,041)
Proceeds from disposal of ships	73,601	29,481
Net cash generated from operations	99,083	143,886
Interest paid	(9,027)	(6,059)
Interest received	984	269
Income tax paid	(273)	(266)
Net cash flows generated from operating activities	90,767	137,830

Investing activities
Repayment of loans and amount due from joint ventures	-	39
Purchase of plant and equipment	(48)	(85)
Purchase of intangible assets	(85)	(75)
Proceeds from disposal of plant and equipment	-	62
Net cash used in investing activities	(133)	(59)

F-6

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (cont'd)

For the six months ended 30 June	2023	2022
	US$’000	US$’000

Financing activities
Payment of principal portion of bank loans and other borrowings	(37,901)	(38,295)
Principal repayments on lease liabilities	(17,571)	(20,656)
Restricted cash	2,981	(133)
Dividends paid	(1,169)	(22,561)
Net cash flows used in financing activities	(53,660)	(81,645)

Net increase in cash and cash equivalents	36,974	56,126
Cash and cash equivalents at the beginning of the period	46,561	104,243
Effect of exchange rate changes on the balance of cash held in foreign currencies	(208)	(340)
Cash and cash equivalents at the end of the period	83,327	160,029

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

F-7

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL

1.1	General information

Grindrod Shipping Holdings Ltd. (the “Company”) is incorporated in Singapore with its principal place of business and registered office at #10-02 Millenia Tower, 1 Temasek Avenue, Singapore 039192. The principal activities of the Grindrod Shipping Holdings Ltd. and its subsidiaries (the “Group”) are ship chartering, operating and sales of vessels.

The unaudited interim condensed consolidated financial statements of the Group for the six month period ended 30 June 2023 were authorised for issue by the Board of Directors of Grindrod Shipping Holdings Ltd. on 5 September 2023.

1.2	Going concern

The unaudited interim condensed consolidated financial statements for the six month period ended 30 June 2023 have been prepared on a going concern basis which assumes that the Group is able to realise its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Group has generated profits of $1,247,000 and has positive cash flows from operating activities of $90,767,000 for the period ended 30 June 2023. The Group’s current assets exceeds the current liabilities by $48,011,000 as at 30 June 2023. Refer to Note 4 for further details of the Group’s liquidity management plans.

1.3	The COVID-19 pandemic and Russian-Ukraine Conflict

The Russian invasion of Ukraine has caused severe disruptions in the supply chain and industrial production These events may continue to cause trade disruptions. As a result of COVID-19, the Group has incurred some additional crewing expenses arising from crew travel and COVID-19 testing. These additional costs which have substantially reduced from previous years has been included in our vessel operating costs in our consolidated statements of profit or loss for the six months ended 30 June 2023 and 2022. Although the disruption from Russia’s invasion of Ukraine may only be temporary, given the dynamic nature of these circumstances, the duration of business disruption and the related financial impact cannot be reasonably estimated at this time but could materially affect our business, results of operations and financial condition.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of preparation of unaudited interim financial statements

The unaudited interim condensed consolidated financial statements for the six month period ended 30 June 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the annual consolidated and combined financial statements of Grindrod Shipping Holdings Ltd. for the year ended 31 December 2022. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2.2	Application of new and revised International Financial Reporting Standards (IFRSs)

From 1 January 2023, the Group has applied a number of new IFRSs and amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after 1 January 2023. The adoption of these new and revised IFRSs has not resulted in significant changes to the Group’s accounting policies and has no material effect on the amounts reported for the current or prior periods.

2.3	New and revised International Financial Reporting Standards (IFRSs) in issue but not yet effective

The Group has not applied any new and revised IFRSs that are relevant to the Group that were issued but are not yet effective for the six month period ended 30 June 2023. The directors do not expect that the adoption of the new and revised Standards will have a material impact on the financial statements of the Group in future periods.

F-8

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the condensed consolidated financial statements required the directors to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

In preparing these condensed consolidated financial statements, the significant judgements made by the directors in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated and combined financial statements of the Group for the year ended 31 December 2022 with the following updates:

Ship life, residual value and impairment

The Group has not recognised impairment losses or reversal of impairment losses on owned vessels and right-of-use assets carrying amounts for the six month period ended 30 June 2023 (reversal of impairment loss recognised on the carrying amounts of owned ships of approximately $4,073,000 for the six months ended 30 June 2022). The reversal of impairment for the six months ended 30 June 2022 is recorded in profit or loss in the line item ‘Other operating income’.

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT

(i)	Categories of financial instruments

	30 June	31 December
	2023	2022
	US$’000	US$’000
Financial assets
Financial assets at amortised cost	109,315	88,127
Derivative instruments designated in hedge accounting relationship	64	51
	109,379	88,178

Financial liabilities
Financial liabilities at amortised cost	215,945	254,863
Derivative instruments designated in hedge accounting relationships	117	138
	216,062	255,001

(ii)	Financial risk management policies and objectives

The carrying amounts of cash and cash equivalents, trade and other current receivables and payables, and other liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The Group also has a number of financial instruments which are not measured at fair value in the unaudited interim condensed consolidated statement of financial position. The fair values are not materially different to their carrying amounts, since the interest rates are close to current market rates. There has been no change to the Group’s exposure to these financial risks.

Liquidity risk management

Liquidity risk refers to the risk that the Group is unable to pay its creditors due to insufficient funds.

Based on the 12 months cash flow forecast prepared by management from the date of the authorization of financial statements, the Board of Directors has no reason to believe that the Group will not continue as a going concern and has assessed that there is no material uncertainty related to these conditions and there is no substantial doubt about the Group’s ability to continue as a going concern. Management has plans to protect existing covenants on term loans and maintain adequate liquidity. Ship sales and repayment of loans have resulted in additional liquidity and adequate comfort in covenant levels.

F-9

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

(iii)	Financial instruments measured at fair value on a recurring basis

All the financial instruments relate to forward freight agreements and bunker swap agreements and have been classified as Level 2 financial instruments. The fair value of the instruments was determined based on discounted cash flow with reference to observable inputs for equivalent instruments, discounted at a rate that reflects the credit risk of various counterparties.

5	RELATED PARTIES TRANSACTIONS AND BALANCES

Many of the Group’s transactions and arrangements are with related parties and the effect of these on the basis determined between the parties is reflected in these financial statements.

The following tables provide the total amount of transactions that have been entered into with related parties during the six month period ended 30 June 2023 and 2022.

(i)	Group companies

In 2022, Grindrod Shipping Holdings Limited (“GSHL”) entered into a Transaction Implementation Agreement (“TIA”), between GSHL, Taylor Maritime Investments Limited (“TMI”) and Good Falkirk (MI) Limited, a wholly-owned subsidiary of TMI, providing for a voluntary conditional cash offer period on 20 December 2022, TMI held approximately 83.23% of the outstanding shares of GSHL and is the ultimate holding company.

Related companies in these financial statements refer to members of the TMI group and companies that key management personnel and close family members of TMI have significant influence on.

The balances are unsecured, interest-free and repayable on demand unless otherwise stated.

Significant related party transactions, other than those disclosed elsewhere in the notes to the financial statements are as follows:

	Six month period ended 30 June
	2023	2022
	US$’000	US$’000

Charter hire expense	(1,224)	-
Freight expenses	(4)	-
Rental income	182	-

F-10

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Compensation of key management personnel

The remuneration of directors, who are also the members of key management during the six month period ended 30 June 2023 and 2022 are presented below.

	Six month period ended 30 June
	2023	2022
	US$’000	US$’000

Short-term benefits	1,543	1,643
Share-based payments	-	952
Total director’s remuneration	1,543	2,595

The remuneration of directors and key management is determined by the remuneration committee of Grindrod Shipping Holdings Ltd. having regard to the performance of individuals and market trends.

(iii)	Joint ventures

	Six month period ended 30 June
	2023	2022
	US$’000	US$’000

Agency fees from joint ventures	-	1

Nominal transactions with joint ventures for the six month period ended 30 June 2023 and 30 June 2022 relate to the winding up of the Triview Pte. Ltd.

6	CASH AND BANK BALANCES INCLUDING RESTRICTED CASH

	30 June	31 December
	2023	2022
	US$’000	US$’000

Restricted cash, current portion	2,585	5,667
Cash on hand	566	494
Cash at bank	82,761	46,067
Cash and bank balances	85,912	52,228

Less:
Restricted cash, current portion	(2,585)	(5,667)
Cash and cash equivalents in the statements of cash flows	83,327	46,561

Restricted cash
Classified as:
Current	2,585	5,667
Non-current	4,443	4,342
	7,028	10,009

The current portion of the restricted cash represents amounts placed in retention accounts that can only be used to fund loan repayments or interest payments. The non-current portion of restricted cash represents debt security deposits required due to the conditions of certain banking facilities and these deposits are not available to finance the Group’s day to day operations.

F-11

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7	SHIPS, PROPERTY, PLANT AND EQUIPMENT

	Office equipment, furniture and fittings and motor vehicles	Plant and equipment	Ships	Drydocking	Construction in progress	Freehold land and buildings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Cost:
Balance at 1 January 2023	3,282	1,630	576,250	21,402	774	-	603,338
Additions	48	-	451	1,859	-	-	2,358
Disposal	(276)	(4)	-	(1,973)	-	-	(2,253)
Reclassification to inventories	-	(158)	(97,581)	(4,607)	-	-	(102,346)
Effect of foreign currency exchange differences	(237)	-	-	-	-	-	(237)
Balance at 30 June 2023	2,817	1,468	479,120	16,681	774	-	500,860

Accumulated depreciation:
Balance at 1 January 2023	3,146	1,524	117,357	12,048	-	-	134,075
Depreciation	38	61	9,898	3,826	-	-	13,823
Disposal	(274)	(4)	-	(1,972)	-	-	(2,250)
Reclassification to inventories	-	(158)	(25,796)	(3,147)	-	-	(29,101)
Effect of foreign currency exchange differences	(231)	-	-	-	-	-	(231)
Balance at 30 June 2023	2,679	1,423	101,459	10,755	-	-	116,316

Impairment:
Balance at 1 January 2023	-	-	61,401	-	310	-	61,711
Reclassification to inventories	-	-	(9,506)	-	-	-	(9,506)
Balance at 30 June 2023	-	-	51,895	-	310	-	52,205

Carrying amount:
At 30 June 2023	138	45	325,766	5,926	464	-	332,339

At 31 December 2022	136	106	397,492	9,354	464	-	407,552

The ship, IVS Hirono was delivered to the new owners at a sale value of US$23,932,000 on 16 March 2023, the ship IVS Sentosa was delivered to new owners at a sale value of US$ 11,227,000 on 6 April 2023, the ship IVS Pinehurst was delivered to new owners at a sale value of US$22,996,000 on 3 May 2023 and the ship IVS Kestrel was delivered to new owners at a sale value of US$18,050,000 on 9 June 2023. The carrying value of these ships were reclassified to inventories and reflected as cost of ship sale on the date of delivery.

Certain ships are pledged to secure bank borrowings as disclosed in Note 9.

F-12

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8	RIGHT-OF-USE ASSETS

The Group leases several assets including office property, residential property, ships and ship equipment which are disclosed as right-of-use assets.

	Office and residential property	Ships	Ships equipment	Total
	US$’000	US$’000	US$’000	US$’000

Cost:
Balance at 1 January 2023	3,341	121,280	515	125,136
Additions	2,992	28,317	-	31,309
Adjustment (1)	(67)	-	(91)	(158)
Effect of foreign currency exchange differences	13	-	-	13
Balance at 30 June 2023	6,279	149,597	424	156,300

Accumulated depreciation:
Balance at 1 January 2023	2,550	94,371	347	97,268
Depreciation	827	15,548	63	16,438
Adjustment (1)	(64)	-	(50)	(114)
Effect of foreign currency exchange differences	13	-	-	13
Balance at 30 June 2023	3,326	109,919	360	113,605

Impairment:
Balance at 1 January 2022 and 30 June 2022	-	1,829	-	1,829

Carrying amount:
At 30 June 2023	2,953	37,849	64	40,866
At 31 December 2022	791	25,080	168	26,039

(1)	Refers to lease modification during the period

Right-of-use assets are depreciated over the remaining period of the lease. The average lease term is between 1 and 4 years for property, between 1 and 5 years for ships, and between 2 and 4 years for ship equipment.

Depreciation expense of $15,611,000 for ships and ship equipment are recognised in cost of sales and the depreciation expense of $827,000 for property is recognised separately in administrative expenses.

The Group has options to purchase certain ships at set prices at certain dates within the contracts. The exercise price is not included in the right-of-use assets for these ships because it is not reasonably certain that the options will be exercised.

For the six months ended 30 June 2023, the Group recognised expense of $6,437,000 (six months to 30 June 2022: $35,796,000) for short term leases (i.e. a lease period of 12 months or less) which mainly comprises short term leases of ships and ship equipment, $61,000 (six months to 30 June 2022: $40,000) for leases of low value assets and $285,000 (six months to 30 June 2022: $4,746,000) for variable lease payments in connection with pool arrangements not included in the measurement of the lease liability.

Corresponding lease liabilities as disclosed in Note 10.

F-13

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9	BANK LOANS AND OTHER BORROWINGS

	30 June	31 December
	2023	2022
	US$’000	US$’000
Secured – at amortised cost:
Bank loans	111,890	148,002
Other borrowings	49,190	50,966
	161,080	198,968

Analysed between:
Current	20,057	33,330
Non-current portion	141,023	165,638
	161,080	198,968

Interest payable (included in bank loans)	1,281	1,752

Non-current bank loans and other borrowings are estimated to be payable as follows:

Within 2 to 5 years	116,446	138,809
After 5 years	24,577	26,829
	141,023	165,638

Bank loans

i.	$100.0 million senior secured credit facility

The facility bears interest at London Interbank Offered Rate (“LIBOR”) plus 2.95% per annum and is made up of two tranches. Tranche A and B are repayable quarterly commencing 16 August 2018 and mature on 15 May 2022 and 15 May 2023 respectively, with the option to extend for a further two years. Facility fees of $1,750,000 were payable to the lender upon signing the new loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 30 June 2023, the loan was fully repaid (31 December 2022: $10,065,000, net of $160,000 facility fees).

ii.	$6.3 million secured term facility

The facility bears interest at LIBOR plus 2% per annum and is repayable quarterly, commencing on 6 September 2018 and matures on 6 June 2023. Facility fees of $32,000 were payable to the lender upon signing the new loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 30 June 2023, the loan was fully repaid (31 December 2022: $633,000, net of $3,000 facility fees).

iii.	Combined $31.4 million senior secured credit facility

On 29 July 2019, the Group entered into two term facilities, each for an amount up to $15,720,000 to finance the acquisition of two supramax/ultramax newbuildings. The facilities bear interest at Secured Overnight Financing Rate (“Term SOFR”) along with a credit adjustment spread plus 2% per annum and is repayable quarterly, commencing on 5 November 2019 and 20 December 2019 and matures on 5 August 2026 and 24 September 2026. Facility fees of $78,600 were payable to the lender upon drawdown of each loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 30 June 2023, the outstanding balances in relation to these facilities are $23,661,000, net of $71,000 facility fees (31 December 2022: $24,692,000, net of $82,000 facility fees).

F-14

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9	BANK LOANS AND OTHER BORROWINGS (cont’d)

iv.	Combined $114.1 million senior secured credit facility

On 10 February 2020, the Group entered into a senior secured term loan facility for 11 drybulk vessels for the purpose of refinancing the existing indebtedness. The facility bears interest at LIBOR plus 3.10% per annum (Term SOFR along with a credit adjustment spread plus 3.10% from next interest fixing in August 2023) and is repayable quarterly, commencing on 13 May 2020 and matures on 13 February 2025. Facility fees of $1,634,137 were payable to the lender upon drawdown of the loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. On 15 September 2021, the finance agreement was amended to drawdown an additional US$23,031,000 and additional fees of US$691,000 were paid to the lender on the second drawdown. As at 30 June 2023, the outstanding balances in relation to these facilities are $78,605,000, net of $860,000 facility fees (31 December 2022: $102,454,000, net of $1,123,000 facility fees).

v.	Combined $13.1 million senior secured credit facility

On 31 January 2020, the Group entered into a senior secured term loan facility for one drybulk vessel for the purpose of refinancing the existing indebtedness. The facility bears interest at LIBOR plus 2.75% per annum (Term SOFR along with a credit adjustment spread plus 3.10% from next interest fixing in August 2023) and is repayable quarterly, commencing on 13 May 2020 and matures on 13 February 2025. Facility fees of $131,300 were payable to the lender upon drawdown of the loan agreement. This was recorded as a transaction cost to the loan account to the extent the loan was drawn down. As at 30 June 2023, the outstanding balance in relation to this facility is $9,624,000, net of $43,000 facility fees (31 December 2022: $10,158,000, net of $55,700 facility fees).

The bank loans are secured by cash and certain ships owned by the Group.  The cash pledged and the carrying value of the ships under security charge as at 30 June 2023 are $7,028,000 (31 December 2022: $10,009,000) and $224,093,000 (31 December 2022: $330,920,000) respectively. In addition, there are charges over the relevant subsidiaries’ earnings, insurances, charter and charter guarantees and any requisition compensation. Certain of the bank loans are guaranteed by Grindrod Shipping Pte. Ltd. and/or Grindrod Shipping Holdings Limited.

The bank loans are arranged at the applicable benchmark rate per the loan agreement (including a credit adjustment where the loan has transitioned to Term SOFR) plus the respective margins. These bear a weighted average effective interest rate of 9.09% (31 December 2022: 8.16%) per annum.

These bank loan facilities contain financial covenants where the most stringent of which require the Group to maintain the following:

•	book value net worth of the lower of (a) the aggregate of $200 million plus 25% of the amount of positive retained earnings plus 50% of each capital raise and (b) $275 million;
•	cash and cash equivalent (including restricted cash held in the debt service reserve account) of $30 million;
•	a ratio of debt to market adjusted tangible fixed assets of not more than 75%; and
•	positive working capital, such that consolidated current assets must exceed the consolidated current liabilities excluding any adjustments made for IFRS 16.

The Group was in compliance with its financial covenants as of 30 June 2023 and 31 December 2022.

Other borrowings

Other borrowings relate to financing arrangements entered into with third parties with respect to four of the vessels in the Group we regard as owned. The aggregated principle amount borrowed was $60,750,000 (31 December 2022: $60,750,000). The arrangements commenced on 26 June 2019, 20 September 2019, 20 November 2019 and 16 September 2021, respectively, are payable monthly in advance and bear interest at 3 month LIBOR plus 1.7% per annum and 3 month LIBOR plus 1.75% per annum (Term SOFR along with a credit adjustment spread plus 1.7% and Term SOFR along with a credit adjustment spread plus 1.75% from next interest fixing in July 2023). The loans mature on 26 May 2030, 20 August 2031, 20 October 2031 and 16 August 2036. As at 30 June 2023, the outstanding balances in relation to these borrowings is $49,190,000 (31 December 2022: $50,962,000). The carrying value of the ships under security charge as at 30 June 2023 is $53,439,000 (31 December 2022: $55,557,000).

F-15

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10	LEASE LIABILITIES

	Office and residential property	Ships	Ships equipment	Total
	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2023	854	25,089	170	26,113
Additions	2,992	28,317	-	31,309
Disposals	(5)	-	(41)	(46)
Interest expense	94	851	2	947
Lease payments	(799)	(17,654)	(65)	(18,518)
- Principal(1)	(705)	(16,803)	(63)	(17,571)
- Interest	(94)	(851)	(2)	(947)
Effect of foreign currency exchange differences	(19)	-	-	(19)
Lease liabilities as at 30 June 2023	3,117	36,603	66	39,786

(1) Principal repayments are included in principal repayments of lease liabilities as disclosed under financing activities in the statement of cash flows.

	30 June	31 December
	2023	2022
	US$’000	US$’000
Analysed between:
Current portion	36,414	22,058
Non-current portion	3,372	4,055
	39,786	26,113

The Group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the Group’s treasury function.

F-16

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11	PROVISIONS

	30 June	31 December
	2023	2022
	US$’000	US$’000

Provision for onerous contracts (i)	243	592

(i) Provision for onerous contracts represents the present value of the future charter payments that the Group is presently obligated to make under non-cancellable onerous operating charter agreements and contracts of affreightment, less charter revenue expected to be earned on the charter and contract of affreightment. The estimate may vary as a result of changes to ship running costs and charter and freight revenue. Except for short-term onerous contracts when the effect of discounting is immaterial, the rate used to discount the future charter payments is 8.61% (31 December 2022: 8.56%).

	30 June	31 December
	2023	2022
Analysis of provision for onerous contracts:	US$’000	US$’000

Balance at 1 January	592	1,019
Provision raised	243	592
Released to profit or loss	(592)	(1,019)
Balance at end of period	243	592

F-17

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12	SEGMENT INFORMATION

The following tables present an analysis of the Group’s revenue, results and additions to non-current assets by segments for the six month period ended 30 June 2023 and 2022:

Six month period ended 30 June 2023

	Drybulk Carrier Business		Other	Total	Unallocated	Total	Adjustments	Total
	Handysize	Supramax/ Ultramax			Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Vessel revenue (1)	42,519	67,047	-	109,566	-	109,566	-	109,566
Ship sale revenue	29,277	46,928	-	76,205	-	76,205	-	76,205
Other (1)	51	28	-	79	-	79	-	79
Total revenue	71,847	114,003	-	185,850	-	185,850	-	185,850

Voyage expenses	(12,579)	(23,228)	-	(35,807)	-	(35,807)	-	(35,807)
Vessel operating costs	(15,675)	(9,227)	1,467	(23,435)	-	(23,435)	-	(23,435)
Charter hire costs	(3,254)	(4,062)	-	(7,316)	-	(7,316)	-	(7,316)
Depreciation of ships, drydocking and plant and equipment– owned assets	(7,624)	(6,161)	-	(13,785)	-	(13,785)	-	(13,785)
Depreciation of ships and ship equipment – right-of-use assets	(7)	(15,604)	-	(15,611)	-	(15,611)	-	(15,611)
Other expenses	41	(115)	-	(74)	-	(74)	-	(74)
Cost of ship sale	(25,827)	(40,641)	125	(66,343)	-	(66,343)	-	(66,343)
Costs of sales	(64,925)	(99,038)	1,592	(162,371)	-	(162,371)	-	(162,371)

Gross profit	6,922	14,965	1,592	23,479	-	23,479	-	23,479

Operating profit	2,232	9,817	430	12,479	(2,884)	9,595	-	9,595
Interest income	482	502	-	984	-	984	-	984
Interest expense	(3,722)	(5,317)	(1)	(9,040)	-	(9,040)	-	(9,040)
Share of profits of joint ventures	-	-	-	-	-	-	-	-
Income tax expense	(139)	(153)	-	(292)	-	(292)	-	(292)
Profit for the period	(1,147)	4,849	429	4,131	(2,884)	1,247	-	1,247

Capital expenditure	1,612	738	8	2,358	-	2,358	-	2,358

F-18

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12	SEGMENT INFORMATION (cont’d)

Six month period ended 30 June 2022

	Drybulk Carrier Business		Others	Total	Unallocated	Total	Adjustments	Total
	Handysize	Supramax/ Ultramax
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Vessel revenue (1)	88,637	150,990	2,082	241,709	-	241,709	-	241,709
Ship sale revenue	-	-	29,981	29,981	-	29,981	-	29,981
Other (1)	178	-	-	178	-	178	-	178
Total revenue	88,815	150,990	32,063	271,868	-	271,868	-	271,868

Voyage expenses	(14,866)	(31,522)	(1)	(46,389)	-	(46,389)	-	(46,389)
Vessel operating costs	(14,827)	(8,696)	1,421	(22,102)	-	(22,102)	-	(22,102)
Charter hire costs	(5,930)	(28,603)	-	(34,533)	-	(34,533)	-	(34,533)
Depreciation of ships, drydocking and plant and equipment– owned assets	(9,118)	(5,594)	(762)	(15,474)	-	(15,474)	-	(15,474)
Depreciation of ships and ship equipment – right-of-use assets	(7)	(17,520)	-	(17,527)	-	(17,527)	-	(17,527)
Other expenses	(412)	(202)	(7)	(621)	-	(621)	-	(621)
Cost of ship sale	-	-	(29,925)	(29,925)	-	(29,925)	-	(29,925)
Costs of sales	(45,160)	(92,137)	(29,274)	(166,571)	-	(166,571)	-	(166,571)

Gross profit	43,655	58,853	2,789	105,297	-	105,297	-	105,297

Operating profit	42,128	50,675	1,738	94,541	(1,350)	93,191	(1)	93,190
Interest income	53	66	103	222	47	269	-	269
Interest expense	(2,992)	(3,227)	(1,155)	(7,374)	-	(7,374)	-	(7,374)
Share of profits of joint ventures	-	-	-	-	-	-	1	1
Income tax expense	(111)	(163)	(17)	(291)	-	(291)	-	(291)
Profit for the period	39,078	47,351	669	87,098	(1,303)	85,795	-	85,795

Impairment reversal recognised on ships	4,073	-	-	4,073	-	4,073	-	4,073
Capital expenditure	1,047	9	70	1,126	-	1,126	-	1,126

(1)	The Group derives its vessel and other revenue over time

13	INCOME TAX EXPENSE

The corporate tax rate of 17% (2022: 17%) is payable by corporate entities in Singapore on taxable profits with the exception of shipping profits which are exempted from income tax under Section 13A and 13F of the Singapore Income Tax Act. The corporate taxation rates payable by the South African entities in terms of the tax law in South Africa is 27% (2022: 28%).

Income tax expense is recognised based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the six months ended 30 June 2023 is 0% and 27% for Singapore and South African corporate entities of the Group respectively.

F-19

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14	COMMITMENTS

The Group has entered into drydock and ballast water treatment contracts for some of its ships during the year. In terms of the agreements, the Group has committed to payments for these ships. The following has been authorised:

	30 June	31 December
	2023	2022
	US$’000	US$’000

Due within one year	460	1,399

The expenditures will be financed out of cash resources from operations.

15	EARNINGS PER SHARE

	Six month period ended 30 June
	2023	2022
	US$’000	US$’000
Profit for the purpose of basic profit per share
Net profit attributable to the shareholders of the Company	1,247	85,795

Earnings for the purposes of diluted earnings per share	1,247	85,795

Number of shares for the purpose of calculating basic and diluted earnings per share

	Six month period ended 30 June
	2023	2022

Weighted average number of ordinary shares for the purpose of basic earnings per share	19,472,008	18,819,474
Effect of dilutive potential on ordinary shares due to FSP share awards	-	460,637
Weighted average number of ordinary shares for the purpose of diluted earnings per share	19,472,008	19,280,111

	US$	US$
Basic profit per share	0.06	4.56
Diluted profit per share	0.06	4.45

F-20

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16	EVENTS AFTER THE REPORTING PERIOD

a)	On July 11, 2023, we exercised the option to extend the firm charter-in period of the 2016-built supramax bulk carrier IVS Windsor for 12 months.

b)	On July 13, 2023, we announced an EGM to be held on August 10, 2023 to propose a capital reduction which would result in a total cash distribution up to a maximum of $45.0 million.

c)	On July 17, 2023, we exercised the option to extend the firm charter-in period of the 2014-built supramax bulk carrier IVS Naruo for 12 months.

d)	On July 18, 2023, we entered into a contract to purchase the 2024-built handysize bulk carrier newbuilding for a price of $33.8 million (before costs) from Good Viscount (MI) Ltd (a wholly owned subsidiary of our parent company TMI). The acquisition, which is at an agreed price consistent with two independent broker valuations obtained in connection with the transaction, was unanimously approved by the disinterested members of the Board.

e)	On July 24, 2023, we entered into a contract to purchase the 2011-built handysize bulk carrier, Steady Sarah, for a price of $15.0 million (before costs) from Billy (MI) Ltd (a wholly owned subsidiary of our parent company TMI). The acquisition, which is at an agreed price consistent with three independent broker valuations obtained in connection with the transaction, was unanimously approved the disinterested members of the Board. We took delivery of the handysize bulk carrier on July 28, 2023.

f)	On August 4, 2023, we delivered the 2011-built handysize bulk carrier, IVS Orchard, to her new owners.

g)	On August 10, 2023, a special resolution was passed at an EGM for a capital reduction which would result in a total cash distribution up to a maximum of $45.0 million.

h)	On August 24, 2023, we entered into an en-bloc deal to sell the 2015-built ultramax bulk carrier, IVS Bosch Hoek, and the 2016-built ultramax bulk carrier, IVS Hayakita for $46.5 million (before costs) with delivery to the the new owner planned on or about September 30, 2023.

F-21